# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyperscale Data, Inc., CIK 0000896493
CUSIP: 09175M879
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0001212502
Persons authorized to receive notices and communications: Milton C. Ault, III, c/o Ault & Company, Inc., 11411 Southern Highlands Pkwy, Suite 190, Las Vegas, Nevada (NV), 89141, 949-444-5464

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 362,830,838; sole dispositive power 0; shared dispositive power 362,830,838; aggregate amount beneficially owned 362,830,838 (63.9% of the class)
  Comment: Represents (i) 13,925,566 shares of Class A Common Stock ("Class A Shares"), (ii) 15,686,550 shares of Class A Shares issuable upon conversion of 15,686,550 shares of Class B Common Stock ("Class B Shares"), (iii) 303,030,303 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 5,818,182 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 24,242,424 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 127,813 Class A Shares issuable upon exercise of outstanding warrants. Each share of Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock are based upon a conversion price of $0.165.
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,252,420; shared voting power 362,830,838; sole dispositive power 1,252,420; shared dispositive power 362,830,838; aggregate amount beneficially owned 364,083,258 (64.1% of the class)
  Comment: (1) Sole voting power represents (i) 258,333 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 962,500 Class A Shares and (iii) 31,587 Class A Shares issuable upon conversion of 31,587 Class B Shares.
  (2) Shared voting power represents (i) 13,925,566 Class A Shares held by Ault & Company, Inc. ("Ault & Company"), (ii) 15,686,550 shares of Class A Shares issuable upon conversion of 15,686,550 Class B Shares held by Ault & Company, (iii) 303,030,303 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock held by Ault & Company, (iv) 5,818,182 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock held by Ault & Company, (v) 24,242,424 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock held by Ault & Company and (vi) 127,813 Class A Shares issuable upon exercise of outstanding warrants held by Ault & Company. Each share of Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock are based upon a conversion price of $0.165.
- HORNE WILLIAM B (CIK 0001333268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 770,015; shared voting power 0; sole dispositive power 770,015; shared dispositive power 0; aggregate amount beneficially owned 770,015 (0.4% of the class)
  Comment: Represents (i) 258,333 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 500,000 Class A Shares and (iii) 11,682 Class A Shares issuable upon conversion of 11,682 Class B Shares.
- NISSER HENRY CARL (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 453,485; shared voting power 0; sole dispositive power 453,485; shared dispositive power 0; aggregate amount beneficially owned 453,485 (0.2% of the class)
  Comment: Represents (i) 193,750 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 250,000 Class A Shares and (iii) 9,735 Class A Shares issuable upon conversion of 9,735 Class B Shares.
- CRAGUN KENNETH S (CIK 0001327261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 233,061; shared voting power 0; sole dispositive power 233,061; shared dispositive power 0; aggregate amount beneficially owned 233,061 (0.1% of the class)
  Comment: Represents (i) 129,167 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 100,000 Class A Shares and (iii) 3,894 Class A Shares issuable upon conversion of 3,894 Class B Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Hyperscale Data, Inc.
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Comment: This Amendment No. 21 ("Amendment No. 21") amends the statement on Schedule 13D originally filed by the Reporting Persons on October 12, 2021, as amended (the "Schedule 13D"), and relates to the Class A Shares of HYPERSCALE DATA, INC. Except as specifically provided herein, this Amendment No. 21 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 21 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 962,500 Class A Shares beneficially owned by Mr. Ault that were purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $453,386, including brokerage commissions.

The aggregate purchase price of the 500,000 Class A Shares beneficially owned by Mr. Horne that were purchased directly by Mr. Horne with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $118,053, including brokerage commissions.

The aggregate purchase price of the 250,000 Class A Shares beneficially owned by Mr. Nisser that were purchased directly by Mr. Nisser with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $46,779, including brokerage commissions.

The aggregate purchase price of the 100,000 Class A Shares beneficially owned by Mr. Cragun that were purchased directly by Mr. Cragun with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $18,654, including brokerage commissions.

The Class B Shares owned by the Reporting Persons were issued as stock dividends by the Issuer except as otherwise noted herein.

The aggregate purchase price of the 3,925,566 Class A Shares beneficially owned by Ault & Company that were purchased directly by Ault & Company in open market purchases with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) is approximately $3,858,801, including brokerage commissions. The aggregate purchase price of the 10,389,404 Class A Shares beneficially owned by Ault & Company, consisting of 10,000,000 Class A Shares and 389,404 Class A Shares issuable upon conversion of 389,404 Class B Shares, that were purchased by Ault & Company pursuant to the Stock Purchase Agreement (the "SPA") with SJC Lending, LLC ("SJC") dated September 30, 2026 is $5,194,702. Pursuant to the SPA, in consideration of the purchase of such shares, Ault & Company issued a promissory note in favor of SJC in an aggregate initial principal amount of $5,194,702.

The purchase price of the 50,000 shares of Series C Convertible Preferred Stock owned directly by Ault & Company, which are currently convertible into 303,030,303 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable (or are exercisable within 60 days) into 84,470 Class A Shares, is $50,000,000.

The purchase price of the 960 shares of Series G Convertible Preferred Stock owned directly by Ault & Company, which are currently convertible into 5,818,182 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable into 32,444 Class A Shares, is $960,000.

The purchase price of the 4,000 shares of Series H Convertible Preferred Stock owned directly by Ault & Company, which are currently convertible into 24,242,424 Class A Shares is $4,000,000.

The remaining warrants owned directly by Ault & Company, which are currently exercisable into 10,899 Class A Shares, were issued in connection with a senior secured convertible promissory note in the principal face amount of $17.5 million, which was sold to Ault & Company by the Issuer, for $17.5 million (the "Senior Note"). The Senior Note was subsequently repaid.

Messrs. Ault, Horne, Nisser and Cragun have been awarded stock options to purchase 400,000, 400,000, 300,000 and 200,000 Class A Shares, respectively, in their capacity as an officer of the Issuer, which have a strike price of $3.60 per share, expire on July 30, 2035. Fifty percent (50%) of these options vested and became exercisable on the date that receipt of approval of the option grants by the Issuer's stockholders and the NYSE American. Stockholder approval was obtained on April 10, 2026 and approval from the NYSE American was obtained on May 6, 2026, so May 6, 2026 was the date that these options vested and became exercisable. The remaining 50% vest in equal monthly increments over 24 months beginning June 1, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon (i) 218,897,053 Shares outstanding as of September 30, 2026, which is the total number of Shares outstanding as reported by the Issuer to the Reporting Persons, (ii) solely with respect to Messrs. Ault and Horne, 258,333 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days, (iii) solely with respect to Mr. Nisser, 193,750 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days and (iv) solely with respect to Mr. Cragun, 129,167 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days.

Based on the 218,897,053 Class A Shares, 24,773,960 Class B Shares, 3,000 shares of Series B Preferred Stock, 50,000 shares of Series C Convertible Preferred Stock, 960 shares of Series G Convertible Preferred Stock and 4,000 shares of Series H Convertible Preferred Stock outstanding, or deemed outstanding, as of September 30, 2026, as reported by the Issuer to the Reporting Persons, which represents all voting securities of the Issuer, Ault & Company and Mr. Ault's beneficial ownership of Shares represents 36.75% and 37.02%, respectively, of the Issuer's total voting power, which differs from the total beneficial ownership on conversion as (i) the Class B Shares are entitled to cast 10 votes for each share, compared to 1 vote for each Class A Share, and (ii) for purposes of complying with NYSE American regulations, the conversion price of the various shares of preferred stock, for purposes of determining the number of votes the holder is entitled to cast, is based on the closing sale price of the Class A Shares on the trading day immediately prior to the date of execution of the applicable securities purchase agreement.

As of the date hereof, Ault & Company may be deemed to beneficially own 362,830,838 Class A Shares, consisting of (i) 13,925,566 Class A Shares, (ii) 15,686,550 shares of Class A Shares issuable upon conversion of 15,686,550 Class B Shares, (iii) 303,030,303 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 5,818,182 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 24,242,424 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 127,813 Class A Shares issuable upon exercise of outstanding warrants. Each share of Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 21, the calculations for the number of Class A Shares issuable upon conversion of the Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock are based upon a conversion price of $0.165.

Percentage: 63.9%

As of the date hereof, Mr. Ault may be deemed to beneficially own 364,083,258 Class A Shares, consisting of (i) 258,333 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 962,500 Class A Shares beneficially owned directly, (iii) 31,587 Class A Shares issuable upon conversion of 31,587 Class B Shares beneficially owned directly and (iv) the 362,830,838 Class A Shares beneficially owned by Ault & Company, that, as the Chief Executive Officer and Chairman of A&C, Mr. Ault may be deemed to beneficially own.

Percentage: 64.1%

As of the date hereof, Mr. Horne beneficially owned 770,015 Class A Shares, consisting of (i) 258,333 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 500,000 Class A Shares and (iii) 11,682 Class A Shares issuable upon conversion of 11,682 Class B Shares beneficially owned directly.

Percentage: Less than 1%

As of the date hereof, Mr. Nisser beneficially owned 453,485 Class A Shares, consisting of (i) 193,750 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 250,000 Class A Shares and (iii) 9,735 Class A Shares issuable upon conversion of 9,735 Class B Shares beneficially owned directly.

Percentage: Less than 1%

As of the date hereof, Mr. Cragun beneficially owned 233,061 Class A Shares, consisting of (i) 129,167 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 100,000 Class A Shares and (iii) 3,894 Class A Shares issuable upon conversion of 3,894 Class B Shares beneficially owned directly.

Percentage: Less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Ault & Company:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 362,830,838
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 362,830,838

Mr. Ault:
1. Sole power to vote or direct vote: 1,252,420
2. Shared power to vote or direct vote: 362,830,838
3. Sole power to dispose or direct the disposition: 1,252,420
4. Shared power to dispose or direct the disposition: 362,830,838

Mr. Horne:
1. Sole power to vote or direct vote: 770,015
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 770,015
4. Shared power to dispose or direct the disposition: 0

Mr. Nisser:
1. Sole power to vote or direct vote: 453,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 453,485
4. Shared power to dispose or direct the disposition: 0

Mr. Cragun:
1. Sole power to vote or direct vote: 233,061
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 233,061
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 20 except as set forth in Exhibit 1 hereto.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 30, 2026, Ault & Company entered into the SPA with SJC pursuant to which, among other things, Ault & Company agreed to purchase an aggregate of 10,000,000 Class A Shares and 389,404 Class B Shares (collectively, the "SPA Shares") at a purchase price of $0.50 per SPA Share in consideration of a promissory note issued by Ault & Company in favor of SJC in aggregate principal amount equal to $5,194,702 (the "Promissory Note"). Pursuant to the SPA, SJC represented that it is entitled to receive 389,404 Class B Shares upon the Issuer's dividend scheduled for October 6, 2026 and agreed to deliver such Class B Shares to Ault & Company by October 8, 2026 (unless extended by mutual agreement of the parties) pursuant to the terms of the SPA. The SPA also contains other customary representations and warranties.

The Promissory Note accrues interest at the rate of 9% per annum, unless an event of default (as defined in the Promissory Note) occurs, at which time the holder of the Promissory Note may by written notice to Ault & Company declare the entire outstanding principal amount together with all interest accrued and unpaid thereon to be immediately due and payable. The Promissory Note matures in full on September 30, 2028 and may be prepaid any time prior to maturity by Ault & Company.

The foregoing descriptions of the SPA and the Promissory Note are not meant to be complete and are qualified in their entirety by reference to the full text of the SPA and the form of Promissory Note, which are attached hereto as Exhibits 99.1 and 99.2 respectively and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Transactions in Securities of the Issuer Since the Filing of Amendment No. 20

Exhibit 99.1 - Stock Purchase Agreement, dated as of September 30, 2026, by and between SJC Lending, LLC and Ault & Company, Inc.

Exhibit 99.2 - Form of Promissory Note

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (10/01/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (10/01/2026)
- HORNE WILLIAM B: /s/ William B. Horne, William B. Horne (10/01/2026)
- NISSER HENRY CARL: /s/ Henry C. Nisser, Henry C. Nisser (10/01/2026)
- CRAGUN KENNETH S: /s/ Kenneth S. Cragun, Kenneth S. Cragun (10/01/2026)